Pegasi Energy Resources Corporation
218 N. Broadway, Suite 204
Tyler, Texas 75702

June 22, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attn:	H. Roger Schwall, Assistant Director
Division of Corporation Finance

Karina V. Dorin, Esq.
Laura Nicholson, Esq.

Re:	Pegasi Energy Resources Corporation
Registration Statement on Form S-1
Filed May 7, 2015
File No. 333-203943

Ladies and Gentlemen:

On behalf of Pegasi Energy Resources Corporation (the “Company”), I am writing to respond to the comment letter of the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”), dated June 3, 2015, relating to the Company’s Registration Statement on Form S-1 (File No. 333-203943) (the “Registration Statement”) originally filed with the SEC on May 7, 2015 in connection with the registration for resale of up to 38,958,344 shares of the Company’s common stock (“Common Stock”) by the selling stockholders named in the Registration Statement (collectively, the “Selling Stockholders”).

The Company has revised the Registration Statement in response to Staff’s comments and, concurrently with this letter, is filing a Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which incorporates the revisions discussed in this letter and makes certain updates to the Registration Statement.

Set forth below are the responses to the comments raised in your letter. For your convenience, we have repeated each of your numbered comments followed by our responses. All references in this letter to page numbers and captions correspond to the page numbers and captions in Amendment No. 1. References throughout this letter to “we,” “us” and “our” are to the Company.

General

1.
We note that you are registering the resale of 38,958,344 shares of your common stock on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933. Given the size of the offering relative to the number of shares of common stock outstanding held by non-affiliates, and the nature of the offering and the selling stockholders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you do not appear to be eligible to conduct a primary at-the-market offering under Rule 415(a)(4). If you disagree with our analysis, please advise regarding your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). For guidance, please refer to Securities Act Rules Compliance and Disclosure Interpretations 612.09, available on our website at: www.sec.gov.

Response:

For the reasons set forth below, the Company respectfully submits to Staff that the proposed resale of shares by the Selling Stockholders as contemplated in the Registration Statement is not an indirect primary offering where the offering is being conducted by or on behalf of the Company for purposes of Rule 415(a)(4) of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”).

Securities and Exchange Commission
June 22, 2015

The Company has reviewed Staff’s historical guidance as set forth in the Securities Act Rules Compliance and Disclosure Interpretations Question 612.09 (“C&DI 612.09”), which identifies six factors to be considered in determining whether a purported secondary offering is really a primary offering.

C&DI 612.09 states in relevant part, “It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer … The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

We address each of the above factors in the analysis below. In our view, based on a review of all of the factors, the Staff should consider the proposed resale of shares by the Selling Stockholders as contemplated by the Registration Statement as a valid secondary offering.

Background

As previously disclosed in the Company’s Current Reports on Form 8-K, filed with the SEC on January 15, 2015 and March 30, 2015, the Company is party to securities purchase agreements, as amended (the “Purchase Agreements”), dated January 9, 2015, January 14, 2015 and March 27, 2015, as amended with the Selling Stockholders (the “Transaction”). Pursuant to this Transaction, (1) the Selling Stockholders purchased from the Company $1,875,000 of senior secured convertible notes (the “Notes”) and common stock purchase warrants to purchase an aggregate of 15,625,005 shares of Common Stock (the “Warrants”), in exchange for $1,875,000 of gross proceeds.

The Notes and Warrants were issued in a private placement exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) and constitute restricted securities under the Securities Act.

In connection with the Transaction, the Company entered into a registration rights agreement (the “Registration Agreement”) with the Selling Stockholders, pursuant to which the Company was obligated to file the resale Registration Statement with the SEC on or prior to May 9, 2015 and have it effective on or prior to September 16, 2015.  The Company filed the Registration Statement on May 7, 2015 in accordance with the Registration Agreement.

Factor 1: How Long the Selling Shareholders Have Held the Shares

The 38,958,344 shares of Common Stock to be registered for resale under the Registration Statement (the “Shares”), include (i) 23,333,339 shares of Common Stock issuable upon conversion of the Notes (the “Note Shares”) and (ii) 15,625,005 shares of Common Stock issuable upon exercise of the Warrants (the “Warrant Shares”). Thus, as of the date of this letter, approximately 10.9 million Note Shares and 7.3 million Warrant Shares have been beneficially held by the Selling Stockholders for over five months and the remaining 12.4 million Note Shares and 8.3 million Warrant Shares have been beneficially held by the Selling Stockholders for almost three months. It is important to note that the Selling Stockholders do not hold any actual Shares, only that they are entitled to receive them upon either the conversion of the Notes or exercise of the Warrants.  The issuances of the Notes and Warrants were made in a bona fide private placement exempt from registration under Section 4(a)(2) of the Securities Act. As described below, the Selling Stockholders made customary investment and private placement representations in the Purchase Agreements.

Securities and Exchange Commission
June 22, 2015

We believe that the Staff’s guidance on secondary offering registration as set forth in the Securities Act Rules Compliance and Disclosure Interpretations Question 116.19 (“C&DI 116.19”) which clarifies that, under the circumstances set forth therein, a valid secondary offering may occur immediately following the closing of a private placement without the satisfaction of any required holding period, is instructive on the issue of registration of the Shares: “In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(a)(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPE analysis applies to the convertible security, not to the underlying common stock.”

As of the date of this letter, the Selling Stockholders have held approximately 10.9 million Note Shares and 7.3 million Warrant Shares have been beneficially held by the Selling Stockholders for over five months and the remaining 12.4 million Note Shares and 8.3 million Warrant Shares have been beneficially held by the Selling Stockholders for almost three months.  In addition, due to the historically limited trading volume in the Common Stock (average three-month volume as of the date of this letter of less than 10,000 shares), the Company believes that the Selling Stockholders likely would need to continue to bear the market risk of a significant portion of their investment because it could be difficult for them to sell such a large number of shares into the public market without significantly reducing the price that they would receive. Further, the timing of the filing of the Registration Statement was negotiated with the Selling Stockholders, and was a product of the demand of the Selling Stockholders, as the Company has completed several private placements over the last few years, and never previously agreed to file a resale registration statement.

Factor 2: The Circumstances Under Which the Selling Shareholders Received Their Shares

As described above, the Selling Stockholders acquired their respective Notes and Warrants in bona fide private placement transactions pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act.

In the Purchase Agreement, each Selling Stockholder made customary investment and private placement representations to the Company, including that such Selling Stockholder (i) was an “accredited investor” as defined in Rule 501(a) under the Securities Act, (ii) was acquiring the Notes and Warrants (and the Shares upon conversation and/or exercise, as applicable) pursuant to an exemption from registration under the Securities Act solely for investment with no present intention to distribute any of the Shares to any person, (iii) will not sell or otherwise dispose of any of the Notes and Warrants (and the Shares upon conversation and/or exercise, as applicable), except in compliance with the registration requirements of the Securities Act and any other applicable securities laws or pursuant to an applicable exemption therefrom, (iv) had such knowledge and experience in financial and business matters and in investments of this type that such Selling Stockholder was capable of making an informed investment decision and has so evaluated the merits and risks of such investment and (v) was able to bear the economic risk of an investment in the Notes and Warrants (and the Shares upon conversation and/or exercise, as applicable) and able to afford a complete loss of such investment.

The Company is neither aware of any evidence that would indicate that these representations were false nor aware of any evidence that the Selling Stockholders have any plan to act in concert to effect a distribution of their Shares. In addition, the Company is not aware of any evidence that would indicate that a distribution would occur if the Registration Statement is declared effective.

Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” The Company is not aware of any evidence that would indicate that any special selling efforts or selling methods (such as road shows or other actions to condition the market for the Company’s Common Stock) by or on behalf of the Selling Stockholders have or will take place if the Registration Statement is declared effective. To do so would violate the detailed representations and covenants made by them in the Purchase Agreement.

Securities and Exchange Commission
June 22, 2015

Factor 3: The Selling Shareholders’ Relationship to the Company

The Company’s understanding is that Selling Stockholders are comprised of private investment funds and individual investors. While one investor (Jay Moorin) is a director of the Company, and one other investor (Teton, Ltd.) is controlled by another director (Michael Neufeld), their combined investment of $350,000 represents less than 20% of the total Notes and Warrants purchased in the Transaction.  Further, none of the Selling Stockholders have any special contractual rights as stockholders of the Company under any stockholders’ or similar agreement.

Furthermore, none of the Selling Stockholders is acting on behalf of the Company with respect to the Shares being registered for resale under the Registration Statement, and the Company has no contractual, legal or other relationship with the Selling Stockholders that would control the timing, nature and amount of resales of such Shares following the effectiveness of the Registration Statement or whether such Shares are even resold at all under the Registration Statement. The registration rights granted to the Selling Stockholders in the Registration Agreement are traditional registration rights and are not indicative of any desire of the Selling Stockholders to sell or distribute Shares on behalf of the Company, or at all. The Selling Stockholders negotiated for the customary registration rights set forth in the Registration Agreement for a variety of business reasons, and the registration rights were not granted by the Company for the purpose of conducting an indirect primary offering. In addition, the Company will not receive any of the proceeds from any resale of the Shares by the Selling Stockholders under the Registration Statement.

Factor 4: The Amount of Shares Involved

As of June 16, 2015, the Company has 70,539,499 shares of Common Stock outstanding. The Shares being registered for resale under the Registration Statement include shares issuable to eight separate stockholders. While the (i) 23,333,339 Note Shares and (ii) 15,625,005 Warrant Shares collectively represent approximately 55% of the Company’s outstanding shares as of June 16, 2015, those shares are not currently issued, and when issued, would only represent about 35.6% of the total shares of Common Stock issued and outstanding at that time.

The Company acknowledges that the number of shares that are held by non-affiliates is significantly less, but does not believe the non-affiliate float should be determinative.  Of the approximate 24.5 million shares of Common Stock held by affiliates, approximately 19 million shares have been held by affiliates for over eight years, and represent significant amounts of cash and oil and gas resources contributed to the Company.  The other approximately 5.5 million shares have been held for at least 18 months.

Regardless of percentage, it is important to note that the amount of shares being registered is only one factor cited in C&DI 612.09, and is not controlling.

Moreover, the Company has reviewed various historical guidance from Staff, including the Securities Act Rules Compliance and Disclosure Interpretations Question 612.12, which states, “A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

The Shares covered by the Registration Statement consist of shares held by eight separate Selling Stockholders, and not by one large Selling Stockholder.  Moreover, as discussed above, there is no evidence that the Selling Stockholders have any plan to act in concert to effect a distribution of their Shares. The above historical guidance from Staff illustrates that even a single, large stockholder can effect a valid secondary offering of shares, even where the stockholder’s ownership percentage in the issuer is well in excess of (i) any percentage held by any single Selling Stockholder and (ii) the percentage held by all of the Selling Stockholders collectively.

Securities and Exchange Commission
June 22, 2015

Factor 5: Whether the Selling Shareholders are in the Business of Underwriting Securities

The Selling Stockholders are comprised of private investment funds and individual investors. The Company has been advised that only two of the eight Selling Stockholders (Timothy McInerney and Trevor Colby) are an affiliate of a broker-dealer and that none of the Selling Stockholders is a broker-dealer. The Company has no relationship with such broker-dealer affiliates of such Selling Stockholders, and such affiliates were not involved in the negotiation of the Purchase Agreement. Further, the two Selling Stockholders that are affiliates of a broker-dealer represent approximately 10% of the total offering.  To the Company’s knowledge, none of the Selling Stockholders is in the business of underwriting securities. Additionally, the issuance of Shares covered by the Registration Statement was neither conditioned on the prior effectiveness of the Registration Statement nor otherwise conditioned on the Selling Stockholders’ ability to resell the Shares.

The facts indicate that the Selling Stockholders made a fundamental decision to invest in the Company. As discussed above, based on the limited trading volume in the Common Stock, it would take the investors more than 10 years to liquidate their positions, which they were aware of when they invested.  This is additional evidence that the Selling Stockholders are longer term investors not seeking to distribute the Shares on behalf of the Company.

Accordingly, the Company believes that none of the features commonly associated with acting as an underwriter are present.

Factor 6: Whether Under All the Circumstances it Appears that the Selling Shareholders are Acting as a Conduit for the Company

Based on the foregoing analysis, the Company respectfully submits that the facts do not support the determination that the Selling Stockholders are acting as a conduit for the Company. The Selling Stockholders started to acquire the Notes and Warrants over five months ago in bona fide private placement transactions in which they made the typical investment and private placement representations to the Company. Since such time, the Selling Stockholders have borne the full economic risk of ownership of their securities, and likely will continue to do so for a significant period of time given the historically low trading volume and price volatility of the Common Stock. To the Company’s knowledge, the Selling Stockholders are comprised of eight private investment funds and individual investors, not involved in the business of underwriting securities. None of the Selling Stockholders is acting on behalf of the Company with respect to the Shares being registered for resale under the Registration Statement, and, moreover, the requirement of the Company to file the Registration Statement was insisted upon by the Selling Stockholders, pursuant to the requirement of having the Registration Agreement, and not by the Company.

For the reasons described above, the Company respectfully submits to Staff that the proposed resale of the Shares by the Selling Stockholders as contemplated by the Registration Statement is appropriately characterized as a secondary offering.

Securities and Exchange Commission
June 22, 2015

2.
Please provide us and revise to include the total dollar value of the securities underlying the convertible note and warrants that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes and warrants).

Response:

We have updated the Registration Statement to include the following information, which is located on page 63 of the Registration Statement:

Securities Underlying the Convertible Notes and Warrants Issued January 9, 2015	Market Price at January 9, 2015	Dollar Value of Underlying Securities

10,908,340	$0.19	$2,072,584.60

Securities Underlying the Convertible Notes and Warrants Issued January 14, 2015	Market Price at January 14, 2015	Dollar Value of Underlying Securities

7,272,225	$0.17	$1,236,278.25

Securities Underlying the Convertible Notes and Warrants Issued March 27, 2015	Market Price at March 27, 2015	Dollar Value of Underlying Securities

20,777,779	$0.11	$2,285,555.69

It should be noted the market price set forth above for March 27, 2015 is the closing price of the securities on March 26, 2015 since the Company had no trading activity on March 27, 2015.

3.	Please provide us and revise to include tabular disclosure of:

•
the total possible profit the selling stockholders could realize as a result of the conversion discount for the securities underlying the convertible notes and warrants, presented in a table with the following information disclosed separately:

•	the market price per share of common stock underlying the convertible notes and warrants on the date of the sale of such securities;

•
the conversion/exercise price per share of common stock on the date of the sale of the convertible notes and warrants, using the conversion /exercise price per share on the date of the sale of such security.

•	the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the note);

•
the combined market price of the total number of shares underlying the convertible notes and warrants, calculated by using the market price per share on the date of the sale of the convertible note and warrant, and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying the convertible notes and warrants calculated by using the conversion price on the date of the sale of the convertible notes and warrants and the total possible number of underlying shares; and

Securities and Exchange Commission
June 22, 2015

•
the total possible discount to the market price as of the date of the sale of the convertible notes and warrants, calculated by subtracting the total conversion/exercise price on the date of the sale of the convertible notes and warrants from the combined market price of the total number of shares underlying the convertible notes and warrants on that date.

Response:

We have updated the Registration Statement to include the information located on Exhibit A to this letter, which is located on pages 63-64 of the Registration Statement.

4.	Please provide us and revise to include the following information:

•	whether you have the intention, and a reasonable basis to believe that you will have the financial ability, to make all payments on the convertible notes; and

•
whether, based on information obtained from the selling stockholders, any of the selling stockholders have an existing short position in your common stock and, if any selling stockholders have an existing short position in your stock, the following additional information:

o	the date on which each such selling stockholder entered into that short position; and

o
the relationship of the date on which each such selling stockholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement.

Response:

We have revised our disclosure to indicate that we have the intention to honor our obligations under the notes, including making repayments.  We have also disclosed that we believe we have a reasonable basis to believe that we will have the financial ability to make such payments, as we have substantial assets that can be liquidated, if necessary for such repayment.  Further, the notes are secured by assets that have a carrying value that significantly exceeds the amount owed under the notes.

Based on information obtained from the Selling Stockholders, we are not aware of any Selling Stockholder having an existing short position in our common stock.  Further, based on information that we receive from the OTC Markets Group, we are not aware of any significant short interest in our common stock.  Between January 1, 2015 through April 30, 2015, the amount of short interest in our stock was as follows:

Date	Short Interest
April 30, 2015	719
April 15, 2015	1,269
March 13, 2015	0
February 27, 2015	4,597
February 13, 2015	0
January 30, 2015	8

As the Selling Stockholders have no obligation to us to (i) not engage in short positions or (ii) report any short positions, we don’t believe any such disclosure in the registration statement is meaningful to investors or anything that we can disclose with any meaningful certainty.  As a result, we have not revised the registration statement to disclose this information.

Securities and Exchange Commission
June 22, 2015

5.	Please provide us with a description of the method by which you determined the number of shares underlying the convertible notes to register in connection with this registration statement.

Response:

The 23,333,339 shares of common stock that were originally registered underlying the convertible notes was based upon a total conversion amount of $2,100,000 divided by a conversion price of $0.09, which results in a total amount of shares of 23,333,334.  The slight increase from this amount is based on rounding at the individual investor level of total shares issuable upon conversion.  The total conversion amount of $2.1 million is based upon the principal amount of the notes ($1,875,000) and one year of interest at 12% ($225,000).  The conversion price of $0.09 a share represents the lowest conversion price under the conversion formula contained in the convertible notes.

6.	Please update your financial statements and all related disclosures in the filing to comply with Item 11(e) of Form S-1 and Rule 8-08 of Regulation S-X.

Response:

We have revised our financial statements and all related disclosures to comply with Item 11(e) of Form S-1 and Rule 8-08 of Regulation S-X.

Security Ownership of Certain Beneficial Owners and Management, page 50

7.	We note that footnote 4 to your tabular disclosure here differs from footnote 14 to your selling stockholder tabular disclosure at page 59 regarding Teton Ltd. Please revise or advise.

Response:

We have revised our disclosure to provide consistent information between the two footnotes.

Selling Stockholders, page 59

8.	We note the shares of common stock being offered by certain selling stockholders exceed the shares of common stock beneficially owned before the offering. Please explain this discrepancy.

Response:

At the time of filing and based upon the price of our common stock, the convertible debentures were convertible into shares of common stock at a conversion price of $0.12 per share, and such number of shares were determined to be the number of shares beneficially owned.  In calculating the number of shares being registered, we calculated shares based upon a conversion price of $0.09 a share, which is the lowest conversion price possible, and the price at which the Selling Stockholders may be able to convert in the future.  In addition, we registered shares of common stock issuable upon conversion of accrued interest for one year, but we did not include such number of shares in the calculation for beneficially owned.  We disclosed this information in footnotes 4 through 11 to this table.

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment.  Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ JONATHAN WALDRON
Jonathan Waldron
Chief Financial Officer

Cc:	Marc J. Ross, Esq. James M. Turner, Esq.

EXHIBIT A

The following table demonstrates the potential gain or (loss) to each of the selling shareholders as of the date of the sale of the Notes and Warrants, based upon a differential between the conversion or exercise price, as applicable, on the date of the sale of the Notes and Warrants and the market price on that date.

Selling Shareholder	Security	Date	Market Price	Conversion/ Exercise Price	Total Shares to be received	Combined Market Price	Combined Conversion/ Exercise Price	Discount (Premium) to Market
HELM International Limited	Convertible Note	01/09/15	$0.19	$0.12	416,667	$79,166.73	$50,000.00	$29,166.73
HELM International Limited	Warrants	01/09/15	$0.19	$0.132	416,667	$79,166.73	$55,000.04	$24,166.69
Pasquale DeAngelis	Convertible Note	01/09/15	$0.19	$0.12	208,334	$39,583.46	$25,000.00	$14,583.46
Pasquale DeAngelis	Warrants	01/09/15	$0.19	$0.132	208,334	$39,583.46	$27,500.09	$12,083.37
Jay Moorin	Convertible Note	01/09/15	$0.19	$0.12	2,083,334	$395,833.46	$250,000.00	$145,833.46
Jay Moorin	Warrants	01/09/15	$0.19	$0.132	2,083,334	$395,833.46	$275,000.09	$120,833.37
Teton, Ltd.	Convertible Note	01/09/15	$0.19	$0.12	833,334	$158,333.46	$100,000.00	$58,333.46
Teton, Ltd.	Warrants	01/09/15	$0.19	$0.132	833,334	$158,333.46	$110,000.09	$48,333.37
Timothy McInerney	Convertible Note	01/09/15	$0.19	$0.12	833,334	$158,333.46	$100,000.00	$58,333.46
Timothy McInerney	Warrants	01/09/15	$0.19	$0.132	833,334	$158,333.46	$110,000.09	$48,333.37
Pacific World Energy, Ltd.	Convertible Note	01/14/15	$0.17	$0.12	2,083,334	$354,166.78	$250,000.00	$104,166.78
Pacific World Energy, Ltd.	Warrants	01/14/15	$0.17	$0.132	2,083,334	$354,166.78	$275,000.09	$79,166.69
Trevor Colby	Convertible Note	01/14/15	$0.17	$0.12	833,334	$141,666.78	$100,000.00	$41,666.78
Trevor Colby	Warrants	01/14/15	$0.17	$0.132	833,334	$141,666.78	$110,000.09	$31,666.69
Lazarus Investment Partners LLLP	Convertible Note	03/27/15	$0.11	$0.12	8,333,334	$916,666.74	$1,000,000.00	$(83,333.26)
Lazarus Investment Partners LLLP	Warrants	03/27/15	$0.11	$0.132	8,333,334	$916,666.74	$1,100,000.09	$(183,333.35)
Totals					31,250,010	$4,487,501.74	$3,937,500.66	$550,001.08